UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

ENDOLOGIX, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-28440	68-0328265
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

11 Studebaker, Irvine, CA	92618
(Address of principal executive offices)	(Zip Code)

Shelley B. Thunen: (949) 595-7200
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Endologix, Inc. (herein referred to as “Endologix,” the “Company,” “we,” “us” or “our”) evaluated our current product lines and determined that certain products we manufacture or contract to manufacture contain tin and tungsten which are “conflict minerals” as defined under Rule 13p-1 of the Securities Exchange Act of 1934. The required survey of our raw materials suppliers determined that the sourcing of the aforementioned conflict minerals we utilize in our products are presently “Conflict Free Undeterminable” and as a result we have filed a Conflict Minerals Report.

Item 1.02 - Exhibit
A copy of The Company's Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at: www.endologix.com under “Investor Relations - Corporate Governance.”

Section 2 - Exhibits
Item 2.01 - Exhibits
The following exhibit is filed as part of this Form SD.
Exhibit 1.02 - Conflict Minerals Report of Endologix, Inc.as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENDOLOGIX, INC.

Date: June 2, 2014	/s/ Shelley B. Thunen
Shelley B. Thunen, Chief Financial Officer